Exhibit 99.31

PRESS RELEASE

Trading Symbol: SVM.TO	April 3, 2008

Drilling and Tunnelling Discover High Grade Silver-Lead Veins in
the LM Silver-Lead Mine in the Ying Silver District, Henan
Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – April 3, 2008 – Silvercorp Metals Inc. ("Silvercorp” - SVM.T) is pleased to provide an update on its LM Silver (Ag)-Lead (Pb) Mine. The LM Mine was acquired in November 2007 through a 70% owned subsidiary, Henan Huawei Mining Co. Ltd. ("Huawei") which also holds the HPG Property. The acquisition of the LM mine has been approved by relevant Chinese Government authorities and the application for transfer of the LM mine permit was accepted by the Department of Land and Resources of Henan Province.

Since acquiring the LM mine in November 2007, work completed up to March 25, 2008 includes ; a total of 2,740 metres (m) of tunneling, and 3,037m of drilling 2 surface and 10 underground drill holes. To date, the exploration program has discovered 6 additional veins, increasing the total number of mineralized veins for the LM Mine to 14. These veins are LM-1 to LM-8, LM-10 to LM-12, LM-14, and LM-14-1. Exploration has been focused on the LM2, LM3, LM-5, LM-8, LM-12, and LM-14 veins, which are better defined and show significant Ag-Pb mineralization and several large high grade pockets. Of the drill holes with received assays, 7 holes intercepted high grade Ag-Pb mineralization, representing an outstanding 78% exploration drilling success rate. The latest two holes drilled show significant mineralization with assay results being pending. Exploration success was also achieved from new underground tunneling where assayed channel samples have shown significant exploration results.

Selected significant intercepts are as follows:

  Tunneling on the 900m elevation LM-2 Vein intersected 0.50m true width grading 1,285 g/t Ag and 11.78% Pb.

  Tunneling on the 838m elevation LM-3 Vein has intersected 0.50m true width grading 1,169 g/t Ag and 13.87% Pb.

  Tunneling on the 915m elevation LM-4 Vein intersected 0.20m true width grading 2,231 g/t Ag and 4.40% Pb, and 2.09% Zn.

  Tunneling on the 838m elevation LM-5 Vein intersected 0.20m true width grading 3,310 g/t Ag and 4.70% Pb.

  Tunneling on the 838m elevation LM-6 Vein intersected 0.30m true width grading 1,217 g/t Ag, 10.31% Pb, and 2.06% Zn.

  Tunneling on the 900m elevation LM-8 has intersected 0.70m true width grading 2,288 g/t Ag.

  Diamond drill hole ZK10201 on section 102 LM-8 Vein has intersected 0.50m grading 1,595 g/t Ag and 2.98% Pb at the 780m elevation.

  Diamond drill hole ZKA001, section 0 LM11 Vein has intersected 0.35m grading 1,837 g/t Ag, 7.77% Pb, and 1.73% Zn at the 825m elevation.

  Tunneling on the 924m elevation LM-12 Vein intersected 0.60m true width grading 1,896 g/t Ag, 4.19 Pb, and 0.88% Zn.

  Tunneling on the 916m elevation LM-14 Vein has intersected 0.60m true width grading 1,568 g/t Ag, 3.36% Pb, and 1.93% Zn.

  Diamond drill hole ZK10202, section 102 LM-20 Vein intersected 0.47m, grading 1,509 g/t Ag, 5.93% Pb at the 860m elevation.

LM1 Vein

LM-1 Vein is north-south striking, exposed over about 250m, 0.2 to 0.8m in width, and dips to the west at 70-80 degree dipping angle. The vein was discovered by tunneling and was exposed in drift along the veins on three levels (915m, 875m, and 855m elevations). A total of 62.1m drifting was completed through access tunnel PD855 by Silvercorp at 855m elevation and exposed a 0.35m wide high grade pocket containing 199 to 747 g/t Ag and 0.32 to 12.58% Pb.

LM2 Vein

LM2 is one of the largest veins discovered in the property. It extends north-southerly over 1,100m, dips to east with a 45 to 80 degree dipping angle. The vein shows on surface (above 1,100m elevation) and extends down to 764m elevation where it was intersected by a drill hole (ZK402). Its true thickness ranges from 0.1 to 1.7m. Exploration work on the vein includes 741m drifting along the vein on 4 levels (838m, 830m, 915m, and 968m) through two main access tunnel PD838 and PD900, 137m crosscutting, and 4 drill holes. Three high grade pockets have been defined, which ranges 50 to 70m in strike length, 0.10 to 1.05m in true thickness, and extends at least 160m at dipping direction. The pockets contain up to 1,709 g/t Ag and up to 28% Pb.

LM3 Vein

The vein extends northeasterly over 500m and steeply dips to the northwest. LM3 exposes on the surface above 1,150m elevation and was intersected at 748m elevation by a drill hole. The true width of the vein varies from 0.2 to 0.70 m. Silvercorp completed 4 drill holes on the vein and three of them hit significant Ag mineralization grading 92 to 559 g/t Ag. Tunneling includes 773m drifting along the vein at 830m, 842m, 862m, 780m, 900m, and 914m elevation, which were completed by the previous operator through main access tunnels PD838, PD855, PD900.

LM4 Vein

The vein, parallel to LM3, is about 400m in strike length, with a 65 to 75 dip to the northwest. The vein is 0.2 to 0.4m in true thickness with high grade pocket being over 20m in length and containing 128 to 2,231 g/t Ag and 0.43 to 11.28% Pb. A 136m long drift was developed at 915m elevation along the vein by previous operator through main access tunnel PD900.

LM5 Vein

The vein extends over 1,500m northeasterly and dips to northwest with 60 to 75 degree dipping angle. Exploration was focused on 838m elevation, including 114m drifting and 147m crosscutting through main access tunnel PD900. True width of the vein ranges from 0.15 to 1.0m. Grades range from 3310 Ag to 23 gt Ag and 14.48%Pb to 0.91% Pb.

LM6 Vein

The vein is located at 30m west of LM-5 Vein, and is parallel to LM-5 Vein and also steeply dips to the northwest. The vein extends over 550m along strike. Tunneling work was carried out at the 838m elevation, which exposed true width of the vein ranges from 0.2 to 0.55m and contains 50 to 1,217 g/t Ag, 1.03 to 10.43% Pb, and 0.28 to 2.49% Zn.

LM7 Vein

LM7 is a silver rich vein with little Lead identified. It strikes northeasterly over 500m and dips to northwest at 45 to 50 degree dipping angle. The width of the vein is up to 10m. Tunneling includes 25m drift at 924m elevation and 8m drifting at 870m elevation along the vein through main access tunnel PD924. A sample was recently collected from 870m elevation containing 653 g/t Ag.

LM8 Vein

The vein features high grade silver, a moderate amount of lead and minor zinc. LM8 extends over 500m and steeply dips to southwest, being cut off by LM7 at its southeast end. Width of the vein varies from 0.1 to 1.7m. The vein was exposed on 3 levels - 930m, 890m, and 869m elevation. Silvercorp completed a 49m drift along the vein and 3 drill holes. One hole (ZK10202) LM-8-3 intersected mineralization grading 903 g/t Ag and 2.05% Pb over 0.31m true width (0.38m core interval) at 763m elevation. The 2nd hole only hit vein structure and assay results for the 3rd hole is pending.

LM-8, LM-8-1, and LM-8-2 Veins

At 8m and 22m east and 36m west of vein LM 8, drill hole ZK10201 intersected three high grade silver veins: LM8, LM8-1, and LM8-2, respectively. The LM-8 is 031m true width, grading 1595 g/t Ag and 2.98% Pb. The LM8-1 contains 374 g/t Ag and 1.48% Pb over 1.12m true width, while LM-8-2 vein grades 454 g/t Ag and 0.43% Pb over 0.68m true width. These three veins were not shown on the surface and their dimensions are yet to be determined. Additional tunneling and extra drill holes have been designed and work is underway to define their striking and dipping extensions.

LM12 Vein

The vein was only revealed by tunneling at 924m elevation through main access tunnel PD924. It extends northeasterly and dips to the northwest with 65 degree dipping angle. A 457m long drift was developed along the strike of the vein, in which 3 high grade high grade pockets totaling 112m in length was defined and averaging 0.37m in true width. The vein features high value of silver with moderate amount of lead and zinc.

LM14 Vein

LM14 is shown on surface for about 320m in northwesterly striking length and dips southwest at 70 degree dipping angle. A total of 171m drifting was completed along the vein on 3 levels –975m, 960m, and 916m elevation through access tunnel PD7 and PD8. Tunneling has defined a significant high grade Ag-Pb pocket that extends 70m in length on the 970m level and 30m in length on the 916m level. The true width of the vein varies from 0.25 to 0.70m.

LM18 Vein

The vein, being parallel to LM3 vein, was only discovered by tunneling on 968m level and 915m level through and access tunnels PD968 and PD900, respectively. It strikes to the northeast and dips to the northwest at 60 to 75 degree dipping angle. Silvercorp has completed 83m drifting on the 968m level and 238m crosscutting on the 915m level. Significant Ag-Pb mineralization was intercepted on both levels ranging from 849gt Ag to 173gt Ag and 7.77% Pb to 0.91% Pb.

LM20 Vein

This is a newly discovered vein which was intercepted by drill hole ZK10202 at 860m elevation. The drill core interval is 0.47m wide, grading 1,509 g/t Ag and 5.93% Pb. Additional drill hole and tunneling have been planned to define the veins.

Detailed Tunnel Assay Results:
Mineralized Veins		Elevaton (m)	True	Ag (g/t)	Ag (oz/t)	Pb (%)	Zn (%)
	Tunnels		Width
			(m)
LM1	PD855-LM1-855-NYM	855	0.35	747	24.02	12.58	0.23
	PD855-LM1-855-SYM	855	0.20	199	6.40	1.98	0.33
	PD855-LM1-855-SYM	855	0.20	239	7.68	0.32	0.24
	PD855-LM1-855-SYM	855	0.50	613	19.71	0.90	0.17
	PD838-LM1-838NYM	838	0.10	76	2.44	15.19	4.12
	PD838-LM1-838NYM	838	0.40	233	7.49	0.81	0.14
	PD838-LM1-838NYM	838	0.20	395	12.70	9.72	0.28
	PD838-LM1-838NYM	838	0.40	1720	55.30	0.89	0.20
LM2	PD900-LM2-915-NYM	915	0.40	45	1.45	11.77	0.03
	PD900-LM2-915-NYM	915	0.40	128	4.12	24.52	0.07
	PD900-LM2-915-NYM	915	0.60	162	5.21	0.06	0.16
	PD900-LM2-915-NYM	915	0.40	166	5.34	0.05	0.22
	PD900-LM2-915-NYM	915	0.60	177	5.69	0.44	0.13
	PD900-LM2-915-NYM	915	0.40	241	7.75	6.73	0.07
	PD900-LM2-915-NYM	915	0.40	319	10.26	3.40	0.11
	PD-900-LM2-915-NYM	915	0.40	105	3.38	2.48	1.38
	PD900-LM2-915-SYM	915	0.20	168	5.40	0.24	0.11
	PD900-LM2-915-SYM	915	0.20	192	6.17	0.05	0.09
	PD900-LM2-915-SYM	915	0.30	222	7.14	0.55	0.31

PD900-LM2-915-SYM	915	0.20	239	7.68	8.40	0.32
PD900-LM2-915-SYM	915	0.40	816	26.24	7.95	0.39
PD900-LM2-915-SYM	915	0.30	925	29.74	4.00	0.42
PD900-LM2-915-SYM	915	0.20	949	30.51	7.24	0.34
PD900-LM2-915-SYM	915	0.50	1136	36.52	3.82	0.39
PD900-LM2-900-NYM	900	0.30	76	2.44	9.48	0.23
PD900-LM2-900-NYM	900	0.50	111	3.57	4.52	0.79
PD900-LM2-900-NYM	900	0.30	130	4.18	4.02	1.33
PD900-LM2-900-NYM	900	0.70	132	4.24	7.46	0.06
PD900-LM2-900-NYM	900	0.40	134	4.31	1.07	0.08
PD900-LM2-900-NYM	900	0.40	143	4.60	0.77	0.29
PD900-LM2-900-NYM	900	0.50	147	4.73	1.22	0.16
PD900-LM2-900-NYM	900	0.30	164	5.27	0.74	0.19
PD900-LM2-900-NYM	900	0.50	174	5.59	8.15	0.16
PD900-LM2-900-NYM	900	0.50	211	6.78	0.26	0.05
PD900-LM2-900-NYM	900	0.40	225	7.23	0.19	0.10
PD900-LM2-900-NYM	900	0.30	293	9.42	11.95	0.13
PD900-LM2-900-NYM	900	0.30	470	15.11	0.75	0.75
PD900-LM2-900-NYM	900	0.20	834	26.81	2.79	0.29
PD900-LM2-900-NYM	900	0.50	1285	41.31	11.78	0.03
PD900-LM2-900-NYM	900	0.40	1375	44.21	0.72	0.13
PD855-LM2-855-NYM	855	0.30	25	0.80	4.20	0.12
PD855-LM2-855-NYM	855	0.35	240	7.72	1.59	0.12
PD855-LM2-855-NYM	855	0.50	244	7.84	0.96	0.24
PD855-LM2-855-NYM	855	0.25	1709	54.95	7.51	0.08
PD838-LM2-838	838	0.30	96	3.09	2.85	0.10
PD838-LM2-838	838	1.00	161	5.18	0.91	0.08
PD838-LM2-838	838	0.40	217	6.98	0.91	0.11
PD838-LM2-838	838	0.60	323	10.38	2.54	0.26
PD838-LM2-838	838	0.90	330	10.61	2.08	0.15
PD838-LM2-838	838	0.70	407	13.09	1.19	0.25
PD838-LM2-838-SYM	838	0.30	199	6.40	0.05	0.37
PD838-LM2-838-SYM	838	1.70	214	6.88	0.41	0.47
PD838-LM2-838-SYM	838	0.70	257	8.26	0.17	0.12
PD838-LM2-838-SYM	838	0.35	268	8.62	2.20	0.35
PD838-LM2-838-SYM	838	0.20	716	23.02	5.13	1.50
PD-838-LM2-838-SYM	838	0.30	231	7.43	0.87	0.61
PD838-LM2-1-830	830	0.90	166	5.34	0.93	0.22
PD838-LM2-1-830	830	0.50	226	7.27	0.99	0.15
PD838-LM2-1-830	830	0.40	243	7.81	0.28	0.14
PD838-LM2-2-830	830	0.40	245	7.88	1.27	0.26
PD838-LM2-2-830-NYM	830	1.00	219	7.04	0.18	0.09
PD838-LM2-2-830-SYM	830	0.70	192	6.17	0.32	0.35
PD838-LM2-2-830-SYM	830	0.70	199	6.40	0.34	0.14
PD838-LM2-2-830-SYM	830	0.70	727	23.37	3.77	0.39
PD838-LM2-2-830-SYM	830	0.60	834	26.81	3.94	0.99
PD838-LM2-2-830-SYM	830	0.40	1279	41.12	5.77	0.22
PD838-LM2-830-NYM	830	0.70	162	5.21	0.17	0.16

	PD-838-LM2-830-NYM	830	0.80	141	4.53	0.40	0.18
	PD-838-LM2-830-NYM	830	0.60	159	5.11	1.76	0.26
	PD838-LM2-830-SYM	830	0.80	168	5.40	0.47	0.15
LM3	PD838-LM3-830-ECM	830	0.60	290	9.32	0.54	0.41
	PD838-LM3-830-NYM	830	1.10	165	5.30	1.51	0.42
	PD838-LM3-830-NYM	830	0.20	312	10.03	0.37	0.09
	PD900-LM3-900	900	0.70	0	0.00	21.00	0.14
	PD900-LM3-900	900	0.30	1	0.03	21.00	0.12
	PD855-LM3-855-SYM	855	0.20	330	10.61	2.46	0.21
	PD855-LM3-855-SYM	855	0.70	419	13.47	0.84	0.24
	PD855-LM3-855-SYM2	855	0.35	116	3.73	7.82	0.32
	PD838-LM3-838	838	0.50	112	3.60	2.51	0.40
	PD838-LM3-838	838	0.30	132	4.24	4.63	0.21
	PD838-LM3-838	838	0.70	172	5.53	0.56	0.09
	PD838-LM3-838	838	0.50	301	9.68	1.45	0.11
	PD838-LM3-838	838	0.30	437	14.05	3.64	0.26
	PD838-LM3-838	838	0.35	650	20.90	5.09	0.18
	PD838-LM3-838	838	0.50	1169	37.58	13.87	0.51
	PD838-LM3-830-SYM	830	0.50	181	5.82	0.99	0.25
LM4	PD900-LM4-915	915	0.20	128	4.12	1.08	0.17
	PD900-LM4-915	915	0.20	254	8.17	0.43	0.52
	PD900-LM4-915-YM	915	0.30	153	4.92	0.53	0.27
	PD900-LM4-915-YM	915	0.40	492	15.82	1.33	0.47
	PD900-LM4-915-YM	915	0.20	515	16.56	1.28	0.58
	PD900-LM4-915-YM	915	0.40	655	21.06	0.68	0.19
	PD900-LM4-915-YM	915	0.25	879	28.26	0.59	0.32
	PD900-LM4-915-YM	915	0.20	956	30.74	0.99	0.39
	PD900-LM4-915-YM	915	0.30	1347	43.31	0.92	0.50
	PD900-LM4-915-YM	915	0.30	1397	44.91	11.28	2.02
	PD900-LM4-915-YM	915	0.20	1399	44.98	1.30	0.56
	PD900-LM4-915-YM	915	0.30	1560	50.16	2.05	0.47
	PD900-LM4-915-YM	915	0.20	2231	71.73	2.38	2.09
LM5	PD900-LM5-915-SYM	915	0.40	137	4.40	0.05	0.06
	PD900-LM5-915-SYM	915	1.00	142	4.57	0.24	0.13
	PD900-LM5-915-SYM	915	0.70	181	5.82	0.04	0.03
	PD900-LM5-915-SYM	915	0.40	266	8.55	0.62	0.26
	PD900-LM5-915-SYM	915	0.40	345	11.09	1.65	0.20
	PD900-LM5-915-YM	915	0.40	127	4.08	3.98	0.48
	PD900-LM5-915-YM	915	0.30	660	21.22	4.21	0.63
	PD838-LM5-838-SYM	838	0.30	23	0.74	14.49	0.29
	PD838-LM5-838-SYM	838	0.50	99	3.18	2.68	0.28
	PD838-LM5-838-SYM	838	0.30	714	22.96	14.13	2.46
	PD838-LM5-838-SYM	838	0.20	3310	106.42	4.70	0.40
	PD838-LM5-838-ZCM	838	0.15	1298	41.73	0.91	0.49
LM6	PD838-LM6-838	838	0.30	230	7.39	5.78	0.17
	PD838-LM6-SYM	838	0.30	50	1.61	10.43	0.28
	PD838-LM6-SYM	838	0.55	130	4.18	1.03	0.31
	PD838-LM6-SYM	838	0.20	209	6.72	1.12	1.30
	PD838-LM6-SYM	838	0.30	229	7.36	1.53	0.29
	PD838-LM6-SYM	838	0.25	1130	36.33	5.71	2.06
	PD838-LM6-SYM	838	0.30	1217	39.13	10.31	2.49
LM8	XPD924-LM8-924-NYM	924	0.60	237	7.62	0.68	0.04
	XPD924-LM8-924-NYM	924	0.50	390	12.54	0.69	0.01
	XPD924-LM8-924-NYM	924	1.00	480	15.43	0.55	0.10

	XPD924-LM8-924-NYM	924	0.20	475	15.27	2.05	0.07
	XPD924-LM8-924-NYM	924	0.50	892	28.68	0.62	0.01
	XPD924-LM8-924-NYM	924	0.40	938	30.16	1.20	0.07
	XPD924-LM8-XJ2-900-NYM	900	0.30	170	5.47	0.51	0.07
	XPD924-LM8-XJ2-900-NYM	900	0.80	187	6.01	0.17	0.04
	XPD924-LM8-XJ2-900-NYM	900	0.60	201	6.46	0.31	0.11
	XPD924-LM8-XJ2-900-NYM	900	0.30	234	7.52	0.45	0.06
	XPD924-LM8-XJ2-900-NYM	900	0.35	295	9.48	0.18	0.05
	XPD924-LM8-XJ2-900-NYM	900	0.70	318	10.22	0.53	0.06
	XPD924-LM8-XJ2-900-NYM	900	0.70	285	9.16	1.50	0.48
	XPD924-LM8-XJ2-900-NYM	900	0.30	458	14.73	0.55	0.07
	XPD924-LM8-XJ2-900-NYM	900	0.10	516	16.59	0.76	0.08
	XPD924-LM8-XJ2-900-NYM	900	1.10	521	16.75	0.81	0.09
	XPD924-LM8-XJ2-900-NYM	900	1.00	859	27.62	0.45	0.14
	XPD924-LM8-XJ2-900-NYM	900	0.95	879	28.26	0.38	0.05
	XPD924-LM8-XJ2-900-NYM	900	0.60	609	19.58	7.15	0.14
	XPD924-LM8-XJ2-900-NYM	900	0.25	961	30.90	3.24	0.13
	XPD924-LM8-XJ2-900-NYM	900	1.20	1141	36.68	0.66	0.06
	XPD924-LM8-XJ2-900-NYM	900	0.20	1938	62.31	6.19	0.24
	XPD924-LM8-XJ2-900-NYM	900	0.20	2203	70.83	1.89	0.48
	XPD924-LM8-XJ2-900-NYM	900	0.70	2288	73.56	0.40	0.14
	XPD924-LM8-XJ2-900-NYM	900	0.25	2147	69.03	6.10	0.35
	XPD924-LM8-XJ2-860-NWYM	860	0.45	121	3.89	1.75	0.07
	XPD924-LM8-XJ2-860-NWYM	860	0.50	428	13.76	3.39	0.18
	XPD924-LM8-XJ2-860-SWYM	860	0.60	180	5.79	0.40	0.08
	XPD924-LM8-XJ2-860-SWYM	860	0.60	233	7.49	1.10	0.12
	XPD924-LM8-XJ2-860-SWYM	860	0.40	466	14.98	0.51	0.12
	XPD924-LM8-XJ2-860-SWYM	860	0.40	511	16.43	0.96	0.06
	XPD924-LM8-XJ2-860-SWYM	860	0.30	534	17.17	1.05	0.15
	XPD924-LM8-XJ2-860-SWYM	860	0.60	1634	52.53	0.86	0.55
	XPD924-LM8-XJ2-860-SWYM	860	0.35	1983	63.76	3.88	0.44
LM12	PD924-LM12-924-SYM	924	0.60	150	4.82	1.50	0.09
	PD924-LM12-924-SYM	924	0.50	114	3.67	0.93	2.09
	PD924-LM12-924-SYM	924	0.50	136	4.37	2.80	0.10
	PD924-LM12-924-SYM	924	0.40	234	7.52	1.58	0.07
	PD924-LM12-924-SYM	924	0.15	294	9.45	0.49	0.01
	PD924-LM12-924-SYM	924	0.50	421	13.54	1.52	0.06
	PD924-LM12-924-SYM	924	0.40	164	5.27	6.86	1.98
	PD924-LM12-924-SYM	924	0.60	388	12.47	5.09	n/a
	PD924-LM12-924-SYM	924	0.30	784	25.21	2.57	n/a
	PD924-LM12-924-SYM	924	0.10	977	31.41	4.29	n/a
	PD924-LM12-924-SYM	924	0.30	1159	37.26	1.73	n/a
	PD924-LM12-924-SYM	924	0.20	752	24.18	8.97	2.18
	PD924-LM12-924-SYM	924	0.20	1050	33.76	7.15	0.33
	PD924-LM12-924-SYM	924	0.20	1841	59.19	4.27	0.38
	PD924-LM12-924-SYM	924	0.60	1896	60.96	4.19	0.88

LM14	PD991-LM14-972-NYM	972	0.40	28	0.90	4.09	0.43
	PD991-LM14-972-NYM	972	0.55	51	1.65	5.12	0.06
	PD991-LM14-972-NYM	972	0.60	243	7.81	1.62	0.15
	PD991-LM14-972-NYM	972	0.40	329	10.59	0.54	0.09
	PD991-LM14-972-NYM	972	0.50	354	11.38	1.05	0.08
	PD991-LM14-972-NYM	972	0.25	295	9.50	2.39	0.16
	PD991-LM14-972-NYM	972	0.35	172	5.53	7.03	0.92
	PD991-LM14-972-NYM	972	0.70	533	17.15	0.68	0.04
	PD991-LM14-972-NYM	972	0.55	517	16.62	19.39	1.40
	PD991-LM14-972-NYM	972	0.55	816	26.22	28.10	0.40
	PD991-LM14-972-NYM	972	0.20	736	23.66	35.78	1.95
	PD8-LM14-916-NYM	916	0.55	634	20.38	1.15	0.10
	PD8-LM14-916-NYM	916	0.45	1407	45.24	43.60	1.20
	PD8-LM14-916-SYM	916	0.50	101	3.25	5.16	0.18
	PD8-LM14-916-SYM	916	0.60	1568	50.41	3.36	1.93
LM18	PD968-LM18-968-SYM	968	0.20	173	5.56	2.28	0.30
	PD968-LM18-968-SYM	968	0.40	279	8.97	0.91	1.17
	PD968-LM18-SYM-Stope	968	0.30	174	5.59	3.23	0.05
	PD968-LM18-SYM-Stope	968	0.35	227	7.30	1.43	0.10
	PD968-LM18-SYM-Stope	968	0.30	849	27.30	7.77	0.08

Drill Hole Assay Results
		Intersection
Mineralized	Drill			Interval	Elevation	Ag	Ag	Pb	Zn
Veins	Hole	From	To (m)	(m)	(m)	(g/t)	(oz/t)	(%)	(%)
		(m)
LM2	ZK001	224.17	224.74	0.57	695	95	3.04	1.92	3.07
	ZK301	117.93	118.03	0.10	774	633	20.34	2.85	4.71
	ZK401	111.18	111.49	0.31	789	337	10.83	5.54	0.18
LM20	ZK10202	104.01	104.48	0.47	860	1509	48.51	5.93	0.23
LM3	ZK302	102.69	103.08	0.39	748	92	2.96	0.10	0.21
	ZK402	86.32	86.70	0.38	784	250	8.05	0.42	0.18
	ZK001	62.21	63.06	0.85	805	559	17.96	0.88	0.12
	ZK001	54.21	55.31	1.10	810	137	4.40	0.33	0.15
LM8	ZK10201	262.41	262.91	0.50	780	1595	51.29	2.98	0.17
LM8-1	ZK10201	272.28	273.98	1.70	777	374	12.04	1.48	0.40
LM8-2	ZK10201	297.93	298.93	1.00	763	454	14.59	0.43	0.39
LM8-3	ZK10202	250.20	250.58	0.38	763	903	29.03	2.05	0.37
LM10	ZKA003	18.91	19.26	0.35	915	9	0.29	3.03	0.13
LM11	ZKA003	140.20	141.52	1.32	801	62	1.99	0.07	0.09
	ZKA001	113.25	113.60	0.35	825	1837	59.05	7.77	1.73

As reported, the Company has planned and budgeted for 10,000m of tunnelling and an 11,000m of drilling program for the LM mine. This program is underway.

Quality Control

Rock samples were collected by channel sampling the face of the undercut drifts. The channels were usually cut 10cm in width and 5cm in depth producing a sample weighing approximately 2kg to 10kg for each 0.10 to 1.00m interval depending on the thickness of mineralization. Drill cores are NQ/HQ size and drill core samples were taken from sawn half core limited by apparent massive galena sheet contact or shear/alteration contact.

The Company maintains a quality control program to ensure best practice in sampling and analysis of the tunnel samples. The samples are shipped directly in security sealed bags to two labs: and the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province near Beijing and analytical Lab of No. 6 Team of Henan Non-Ferrous Metals Geological and Mineral Resources Bureau in Luoyang located 125km by road northeast of the LM Mine.

The sample preparation consists of drying, crushing, and splitting of the sample to 250 grams, then the sample is pulverized to 200 mesh.

No. 6 Lab utilizes two acid digestion and AA finish on a 0.5 gram sample for lead and zinc. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two acid digestion on a 0.5 gram sample and AA finish.

Langfang Lab uses the ICP-OES process to analyze for lead, zinc and silver a 0.1 gram sample is digested with hot HCL, Hot HNO3, HF and HClO4 (200 degrees centigrade) the pregnant solution is analyzed utilizing mass spectrometry.

Both labs utilize a QA/QC system of duplicates replicates and Standards.

Mike Hibbitts, P.Geo, is the Qualified Person on the project under NI 43-101.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies, respectively and is also exploring the Na-Bao Polymetalic Project in Qinghai Province, China owned through its 82% Chinese subsidiary company.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.